Junee Limited

Studio 20, 11 F, International Plaza

20 Sheung Yuet Road

Kowloon Bay, Kowloon, Hong Kong

July 15, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention: Ms. Alyssa Wall

Re:	Delaying Amendment for Junee Limited Registration Statement on Form F-1 (CIK No. 0001897087)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (CIK No. 0001897087) filed with the U.S. Securities and Exchange Commission (the “Commission”) by Junee Limited on July 13, 2022 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel Lisa Forcht, Hunter Taubman Fischer & Li LLC at 646-315-0496.

Kind regards,

/s/ Yuk Ki (Francis) Chan
Yuk Ki (Francis) Chan
Director

cc: Lisa Forcht, Hunter Taubman Fischer & Li LLC